SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

OPTIBASE LTD.
(Name of Subject Company (Issuer))

THE CAPRI FAMILY FOUNDATION
SHLOMO (TOM) WYLER
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)
Rouven Schwarz
Arthur Rubinstein Street 3/38
Tel Aviv 6967117, Israel
Telephone: +972-54-690-9224

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Boaz Noiman, Adv. Sharon Rosen, Adv. FISCHER (FBC & Co.) 146 Menachem Begin Street Tel Aviv 6492103, Israel Telephone: +972-3-694-4111	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE

Transaction Valuation* $10,926,528	Amount of Filing Fee** $1,013
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 941,942 ordinary shares of Optibase Ltd. at a purchase price of $11.60 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00009270.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (this “Schedule TO”) is filed by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (the “Bidder”), and Shlomo (Tom) Wyler, and relates to the offer by the Bidder to purchase 941,942 outstanding ordinary shares, nominal (par) value NIS 0.65 per share (the “Shares”), of Optibase Ltd. (“Optibase”), not already owned by the Bidder group, at $11.60 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated February 15, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in the Offer to Purchase under “Section 16. Information Concerning Optibase” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Section 14. Price Range of the Shares etc.” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” “Section 17. Information Concerning the Bidder Group” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “Introduction,” “Section 9. Terms of the Offer; Proration; Expiration Date,” “Section 10. Acceptance for Payment and Payment,” “Section 12. Withdrawal Rights,” “Section 13. Material U.S. Federal Income Tax and Israeli Income Tax Consequences,” “Section 19. Conditions of the Offer,” and “Section 22. Miscellaneous.”

The information set forth in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Section 1. Background of the Offer; Contacts with Optibase,” “Section 5. Related Party Transactions,” “Section 17. Information Concerning the Bidder Group” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Section 1. Background of the Offer; Contacts with Optibase” and “Section 3. Purpose of the Offer; Effects of the Offer; Plans for Optibase” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “3. Purpose of the Offer; Effects of the Offer; Plans for Optibase,” “Section 15. Effects of the Offer on the Market for Shares” and “Section 17. Information Concerning the Bidder Group” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Section 1. Background of the Offer; Contacts with Optibase,” “Section 3. Purpose of the Offer; Effects of the Offer; Plans for Optibase” and “Section 18. Sources and Amount of Funds” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Section 5. Related Party Transactions,” “Section 17. Information Concerning the Bidder Group” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under “Section 20. Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Section 18. Sources and Amount of Funds” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Section 4. Interests of Certain Persons in the Offer,” “Section 5. Related Party Transactions,” “Section 15. Effects of the Offer on the Market for Shares,” “Section 17. Information Concerning the Bidder Group” and “Section 20. Legal Matters and Regulatory Approvals” is incorporated herein by reference. The Bidder is not aware of any pending material legal proceedings relating to the Offer.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On February 15, 2022, the Bidder issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated February 15, 2022.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by the Bidder on February 15, 2022.
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israel Securities Authority on February 15, 2022.*
(a)(5)(C)	Form of Acceptance Notice to be filed with the Israel Securities Authority on February 15, 2022.*
(b)(1)	Confirmation of Framework Credit Limit, dated February 8, 2019, between Credit Suisse (Switzerland) Ltd. and the Bidder). §
(b)(2)	General Deed of Pledge, dated September 21, 2018, by the Bidder in favor of Credit Suisse (Switzerland) Ltd. §
(d)	Indemnification Agreement, dated November 30, 2021, by the Bidder in favor of the directors and officers of Optibase. §
(g)	Not applicable.
(h)	Not applicable.
107	Filing fee table.
_____________

*	English translation from Hebrew.
§	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on December 1, 2021 (File No. 005-58473).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.          Subject Company Information.

(d)	The information set forth in the Offer to Purchase under “Section 14. Price Range of Shares; etc.” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

Item 4.          Terms of the Transaction.

(c)	Not applicable

(d) and (e) The information set forth in the Offer to Purchase under “Section 3. Purpose of the Offer; Effects of the Offer; Plans for Optibase” is incorporated herein by reference.

(f)	Not applicable.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

(c) and (e) The information set forth in the Offer to Purchase under “Section 1. Background of the Offer; Plans for Optibase” is incorporated herein by reference.

Item 6.          Purposes of the Transaction and Plans or Proposals.

(b)	The information set forth in the Offer to Purchase under “Section 3. Purpose of the Offer; Effects of the Offer; Plans for Optibase” is incorporated herein by reference.

(c)(8)	The information set forth in the Offer to Purchase under “Section 3. Purpose of the Offer; Effects of the Offer; Plans for Optibase” is incorporated herein by reference.

Item 7.          Purposes, Alternatives, Reasons and Effects.

The information set forth in the Offer to Purchase under “Section 1. Background of the Offer; Contacts with Optibase,” “Section 3. Purpose of the Offer; Effects of the Offer; Plans for Optibase” and “Section 13. Material U.S. Federal Income Tax and Israeli Income Tax Consequences” is incorporated herein by reference.

Item 8.          Fairness of the Transaction.

The information set forth in the Offer to Purchase under “Section 1. Background of the Offer; Contacts with Optibase” and “Section 2. Position of Capri Regarding the Fairness of the Transaction” is incorporated herein by reference.

Item 9.          Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Offer to Purchase under “Section 1. Background of the Offer; Contacts with Optibase,” “Section 2. Position of Capri Regarding the Fairness of the Transaction” and “Section 8. Evaluations and Financial Analysis of Capri’s Financial Advisor” is incorporated herein by reference.

Item 10.        Source and Amount of Funds or Other Consideration.

(c)	The information set forth in the Offer to Purchase under “Section 20. Fees and Expenses” is incorporated herein by reference.

Item 12.        The Solicitation or Recommendation.

The information set forth in the Offer to Purchase under “Section 4. Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 13.        Financial Statements.

(a)	The information set forth in the Offer to Purchase under “Section 16. Information Concerning Optibase” is incorporated herein by reference.

(b)	The pro forma financial information of Optibase is not material to the Offer.

Item 14.        Persons/Assets, Retained, Employed, Compensated or Used.

(b)	The information set forth in the Offer to Purchase under “Section 4. Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 15.        Additional Information.

(b)	Not applicable.

Item 16.        Exhibits.

(c)(1)	Valuation Report, dated December 31, 2021, of Wuest Partner AG regarding the commercial property of Optibase at Chemin des Aulx, Switzerland.
(c)(2)	Valuation Report, dated February 1, 2022, of Wuest Partner AG regarding the commercial property of Optibase at Rümlang, Switzerland.
(c)(3)	Valuation Reports, dated March 2021, of Florida House Appraisers, regarding 24 residential condominium units of Optibase in Miami, Florida.§
(c)(4)	Financial analysis of MNS Consulting, dated October 2021.¶
(c)(5)	Initial Evaluation of MNS Consulting, dated November 30, 2021.§
(c)(6)	Updated Evaluation of MNS Consulting, dated February 14, 2022.¶
(e)	Not applicable.
(f)	Sections 337 and 338 of the Israeli Companies Law.¶

§	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on December 1, 2021 (File No. 005-58473).
¶	Attached as an annex to, and incorporated by reference to, Exhibit (a)(1)(A) hereto.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE CAPRI FAMILY FOUNDATION By: /s/ Andreas Kothgasser Name: Andreas Kothgasser Title: Trustee
/s/ S. T. Wyler Shlomo (Tom) Wyler

Dated:  February 15, 2022

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated February 15, 2022.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by the Bidder on February 15, 2022.
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israel Securities Authority on February 15, 2022.*
(a)(5)(C)	Form of Acceptance Notice to be filed with the Israel Securities Authority on February 15, 2022.*
(b)(1)	Confirmation of Framework Credit Limit, dated February 8, 2019, between Credit Suisse (Switzerland) Ltd. and the Bidder. §
(b)(2)	General Deed of Pledge, dated September 21, 2018, by the Bidder in favor of Credit Suisse (Switzerland) Ltd. §
(c)(1)	Valuation Report, dated December 31, 2021, of Wuest Partner AG regarding the commercial property of Optibase at Chemin des Aulx, Switzerland.
(c)(2)	Valuation Report, dated February 1, 2022, of Wuest Partner AG regarding the commercial property of Optibase at Rümlang, Switzerland.
(c)(3)	Valuation Reports, dated March 2021, of Florida House Appraisers, regarding 24 residential condominium units of Optibase in Miami, Florida.§
(c)(4)	Financial analysis of MNS Consulting, dated October 2021.§
(c)(5)	Initial Evaluation of MNS Consulting, dated November 30, 2021.§
(c)(6)	Updated Evaluation of MNS Consulting, dated February 14, 2022.¶
(d)	Indemnification Agreement, dated November 30, 2021, by the Bidder in favor of the directors and officers of Optibase.§
(e)	Not applicable.
(f)	Sections 337 and 338 of the Israeli Companies Law.¶
(g)	Not applicable.
(h)	Not applicable.
107	Filing fee table
_____________

*	English translation from Hebrew.
§	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on December 1, 2021 (File No. 005-58473).
¶	Attached as an annex to, and incorporated by reference to, Exhibit (a)(1)(A) hereto.